Exhibit 99.2

Porto Alegre, May 3, 2006	GERDAU S.A. – CONSOLIDATED
First Quarter 2006 Results Brazilian Corporate Law

Conference Calls

May 3rd, 2006

Portuguese: 1:30PM (Brasília)
English: 3:00PM (Brasília)

To listen in:

• Portuguese: (password: GERDAU)

From Brazil: 0800 702.5666 or 11 2101.1490

Other countries:  +55 11 2101.1490

• English (password: 7280228)

From the USA: (888) 802.8578 or (973) 633.1010

From Brazil: 0800 891.3951 or +1 (973) 633.1010

Other countries: +1 (973) 633.1010

• Internet: www.gerdau.com.br/ri

Market Capitalization on March 31st, 2006

Gerdau S.A.

Bovespa: US$ 10.0 billion

Metalúrgica Gerdau S.A.

Bovespa: US$ 3.4 billion

Gerdau Ameristeel Corp.

Toronto: US$ 3.3 billion

Shares outstanding on March 31st, 2006

Gerdau S.A.

Bovespa: GGBR3 and GGBR4,

NYSE: GGB and Latibex: XGGB

ON: 154,404,672

PN: 288,748,257 443,152,929

Metalúrgica Gerdau S.A.

Bovespa: GOAU3 and GOAU4

ON:  41,584,395

PN: 81,721,590 123,305,985

Gerdau Ameristeel Corp.

Toronto: GNA.TO and NYSE: GNA

ON: 304,730,706

Crude steel output hits new record high for the quarter with 3.7 million tons in the period. Current rhythm indicates output of 15 million tons for the year.

Highlights

•	Net Profit
•

Consolidated net profit for the first quarter of 2006 reached R$832.5 million, 2.7% greater than that of the same period in 2005, when it reached the mark of R$810.5 million. Net margin increased from 13.9% to 14.8%.

•

The Brazilian operations had a net profit of R$557.0 million, 0.4% greater than that of the first quarter of 2005. Net profit in the North American operations was R$195.4 million compared to R$209.2 million, and in South America (excluding Brazil) R$63.1 million, 35.7% greater than that of the period of January through March 2005. In Spain, where Gerdau now consolidates Corporación Sidenor, the profit corresponding to the 40% stake in the Company was R$17.0 million for the quarter.

•	Gross Revenues
	•	The consolidated gross revenue for the first quarter reached R$6.6 billion, 4.5% lower than that of the same period in 2005.
•

The cause of this reduction was in part a result of the drop in taxes on steel products for the civil construction sector in the domestic market and the appreciation of the Brazilian currency in the period. The negative impact of the devaluation was felt in revenues generated in US dollars both from exports and operations abroad when converted into reais.

•

The Brazilian operations generated revenues of R$3.3 billion, 49.2% of the consolidated revenues. Revenues at the units in North America reached R$2.6 billion, 39.6% of the total, while companies in Uruguay, Chile, Argentina and Colombia contributed with R$536.1 million, 8.1% of the consolidated figure, and the stake in the Spanish company added another R$204.8 million, 3.1% of the total.

	•	Revenues from operations abroad added to the revenues generated by exports from Brazil represented 59.7% of the consolidated revenue of the first quarter of 2006.

•	Exports
	•	The improvements in the domestic demand throughout the quarter led to the adjustment of exports in order to better cater to the needs of the domestic market.
	•	Excluding shipments to subsidiaries, exports reached 627.1 thousand tons in the first quarter of 2006, 13.1% lower than in the first quarter of 2005.
	•	Adding back the exports to subsidiaries abroad, exports maintained a good rhythm in the quarter. Volumes exported reached 736.1 thousand tons, and generated revenues of US$286.6 million.

•	EBITDA
•

EBITDA (gross profit minus SG&A plus depreciation and amortization) in the first quarter this year reached R$1.2 billion and EBITDA margin (EBITDA divided by net revenue) was 20.8% compared to 24.3% in the first quarter of the previous year.

Net Profit reaches R$ 832 million in the quarter, 2.7% greater than that of the same period in the previous year. Net margin reaches 14,9%.

Revenues generated by exports added to shipments of companies abroad totaled R$ 4.0 billion and represent 59.7% of consolidated figures.

Operating cash generation (EBITDA) reaches R$ 1.2 billion and EBITDA margin 20.8% in the period.

Metalúrgica Gerdau S.A. and Gerdau S.A shareholders will be paid dividends for the first quarter on May 25th, 2006.

Stock Dividend of 50% granted in April expects to increase liquidity and increase access to investors with the reduction of the minimum trading volume (minimum lot).

Business expansion in the United States continues with the acquisition of three units in the first three months of the year.

•             Output

•             The output of crude steel (slabs, blooms and billets) totaled 3.7 million tons in the quarter, surpassing the tonnage of the same period in 2005 by 5.8%.

•             Output of rolled products reached 3.0 million tons, 14.1% more than in the first quarter of the previous year.

Main data	1Q06	1Q05	Variation
Output (1,000 t)
Crude Steel (Slabs, blooms and billets) Rolled products	3,717	3,512	5.8%
	3,043	2,667	14.1%
Shipments (1,000 t)	3,691	3,374	9.4%
Gross sales revenue (R$million)	6,617	6,929	(4.5)%
Net sales revenue (R$million)	5,614	5,832	(3.7)%
EBITDA (R$million)	1,169	1,415	(17.4)%
EBTDA (R$million)	1,544	1,292	19.5%
Net profit (R$million)	832	810	2.7%

Shareholders’ Equity (R$million)	10,895	8,426	29.3%
Total assets (R$million)	23,068	19,222	20.0%

Gross margin	26.3%	27.6%
EBITDA margin	20.8%	24.3%
Net margin	14.8%	13.9%

Net profit/Shareholders’ Equity(1)	30.0%	42.9%

Net debt / Net capitalization	17.8%	32.6%
Net debt / EBITDA(2)	0.5x	0.7x

1) Last 12 months net profit over shareholders’ equity.

2) EBITDA of last 12 months.

•                  Interest on Capital Stock

•                  First quarter 2006.

•                  Payment on May 25th, 2006.

•                  Based on shares held on May 15th (ex-interest on May 16).

•                  Metalúrgica Gerdau S.A. will pay R$ 96.2 million (R$ 0.52 per share – based on 184.958.976 shares).

•                  Gerdau S.A. will pay R$ 199.4 million (R$ 0.30 per share – based on 664.729.393 shares).

•                  Stock Dividend

•                  Date of approval: March 31st, 2006.

•                  50% in Metalúrgica Gerdau S.A. and 50% in Gerdau S.A., the result of the incorporation of Reserves and Profits for a total of R$ 1.2 billion and of R$ 2.6 billion, respectively.

•                  Cost attributed to new shares: R$ 20.01 for Metalúrgica Gerdau S.A. shares and R$ 11.70 for those of Gerdau S.A.

•                  Based on stock holdings on April 12th (ex-stock dividend on April 13).

•                  Metalúrgica Gerdau S.A. went from 124.8 million shares issued to 187.1 million.

•                  Gerdau S.A. went from 445.1 million shares issued to 667.6 million.

•                  Acquisitions in the USA

•                  Callaway Building Products (Knoxville, Tennessee).

• March 14th, 2006.

• A supplier of cut-and-bent concrete reinforcing bars (rebars) for the civil construction sector.

Melt shop at the São Paulo mill is inaugurated and the start up of the rolling mill is expected in the second quarter this year

Investidor Relations

Tel.: +55 51 3323.2703

E-mail: inform@gerdau.com.br

Addicional Information

This document and complementary information concerning the first quarter are available at our site www.gerdau.com.br/ri.

•             Fargo Iron and Metal Company (Fargo, North Dakota).

•   March 23rd, 2006.

•   Storage and scrap processing facility and service provider to industries and civil construction companies.

•             Sheffield Steel Corporation (Sand Springs, Oklahoma).

•             April 5th, 2006.

•             Mini-mill, producer of long steel, namely rebars and merchant bars. It has a nominal capacity of approximately 600 thousand tons per annum. The company operates a melt shop and a rolling mill in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois, and three downstream operations in Kansas City and Sand Springs.

•             Investment of approximately US$ 94 million, and a net debt and long term liabilities of approximately US$ 94 million for a total of US$ 188 million.

•             Acquisition should be concluded in the second quarter 2006.

•                  Gerdau inaugurates new mini-mill

•            Date of inauguration: March 9th, 2006.

•            Location: Araçariguama, State of São Paulo.

•            Investment made: R$ 500 million (R$ 90 million for environmental protection of the atmosphere, waters and soil.

•            Installed Capacity: 900 thousand tons of crude steel per year.

•  The second quarter of 2006 will see the start up of a rolling mill with an annual installed capacity of 600 thousand tons of rebars.

•               Corporate Governance

•             Gerdau has taken another step forward in perfecting its corporate governance this year.

•    In complying with the new corporate law, the minority shareholders of Gerdau S.A. elected a representative to the Board of Directors on April 27th.

First Quarter 2006 Performance

Gerdau S.A. - Consolidated

Output and Sales

•   The output of crude steel (slabs, blooms and billets) totaled 3.7 million tons in the quarter of 2006, 8.6% greater than the volume produced in the fourth quarter of 2005.

•      Output of rolled products reached 3.0 million tons in the quarter surpassing by 7.1% the volume of the last three months of 2005.

•      In the chart and tables below we present the evolution in output volumes for each region where Gerdau has operations.

Output (1,000 metric tons)	1Q06	1Q05	Variation 1Q06/1Q05	4Q05	Variation 1Q06/4Q05
Crude Steel (slabs, blooms and billets)
Brazil	1,732	1,790	(3.3)%	1,696	2.1%
North America	1,672	1,606	4.1%	1,532	9.2%
South America	242	116	110.2%	194	24.7%
Europe	71	—	—	—	—
Total	3,717	3,512	5.8%	3,422	8.6%

Rolled Products
Brazil	1,102	973	13.3%	1,040	6.0%
North America	1,585	1,568	1.0%	1,533	3.4%
South America	287	126	127.6%	267	7.4%
Europe	69	—	—	—	—
Total	3,043	2,667	14.1%	2,840	7.1%

Output of Crude Steel (Slabs, blooms and billets)
(1,000 metric tons)

Output of Rolled Products
(1,000 metric tons)

•      Consolidated sales in the first quarter of the year accumulated 3.7 million tons, 9.5% greater than those of the fourth quarter of 2005. The highlight of the period goes to the recovery of demand in the Brazilian domestic market, and in North America.

Consolidated Shipments(1) (1,000 metric tons)	1Q06	1Q05	Variation 1Q06/1Q05	4Q05	Variation 1Q06/4Q05
Brazil
Domestic market	980	866	13.2%	854	14.8%
Exports	627	722	(13.1)%	680	(7.8)%
Total	1,607	1,588	1.3%	1,534	4.8%

Abroad
North America	1,671	1,631	2.4%	1,505	11.0%
South America	335	155	116.7%	331	1.4%
Europe	78	—	—	—	—
Total	2,084	1,786	16.6%	1,836	13.5%

Consolidated Total	3,691	3,374	9.4%	3,370	9.5%

(1)                     Excluding shipments to subsidiaries

•             In Brazil, the improvements in demand throughout the first quarter, especially in civil construction, allowed for a growth of 14.8% in sales to clients in the country (980.4 thousand tons).

•             With this performance, exports minus shipments to subsidiaries abroad reached 627.1 thousand tons, 7.8% lower than those of the fourth quarter of 2005.

•             Including shipments to subsidiaries abroad, exports remained at a strong pace in the quarter. Volumes shipped reached 736.1 thousand tons and generated revenues of US$ 286.6 million.

Consolidated Shipments

(1,000 metric tons)

•      In consolidated terms, sales volumes of units abroad added to exports out of Brazil represented 73.4% of the consolidated volume for the first quarter of 2006.

Results

•      Consolidated Net Revenues for the first quarter of 2006 reached R$ 5.6 billion, 14.9% greater than that of the fourth quarter of 2005. This performance is the result of the increase in shipments, especially in Brazil and in North America, and the consolidation of the 40% of the results generated at Corporación Sidenor, Spain.

•      The Gerdau companies abroad and the exports from Brazil contributed with 65.1% to consolidated net revenues of the first quarter of 2006.

Net Sales Revenue (R$ millions)	1Q06	1Q05	Variation 1Q06/1Q05	4Q05	Variation 1Q06/4Q05
Brazil	2,479	2,665	(7.0)%	2,247	10.3%
North America	2,459	2,884	(14.8)%	2,238	9.9%
South America	477	283	68.8%	401	18.9%
Europe	199	—	—	—	—
Total	5,614	5,832	(3.7)%	4,886	14.9%

•      Gross Profit reached R$ 1.5 billion in the first quarter. This allowed for a gross margin of 26.3% in the period remaining at the same levels as in the fourth quarter of the previous year. In South America – except Brazil – the reduction in margins is explained in part by the increase in scrap prices in some regions. In consolidated terms, however, the improvement in margins in North America fully compensated this increase in scrap costs.

Net Sales Revenue per Ton

(R$ per metric ton)

Note: Prices on the chart are influenced by the eventual change in product mix and FX variations.

Gross Margin

(%)

•      SG&A totaled R$ 561.7 million in the first quarter of 2006, 22.8% greater than those of the fourth quarter 2005. Cost of sales in particular presented a reduction of 12.6%, as a result of the decrease in exports which generated fewer expenses with port fees. SG&A suffered an increase of 38.8%, basically for three reasons: a) increase in the cost of long term incentives for Gerdau Ameristeel employees to the amount of R$ 55.4 million; b) consolidation of 40% of Corporación Sidenor, Spain, for a total of R$ 21.6 million; c) increase of R$ 16.2 million in royalties for the use of the Gerdau brand name, the result of a recent appraisal of the value that the brand adds to the business conducted by a company that is the international reference in evaluating brands and defining licensing fees.

EBITDA (R$ millions)	1Q06	1Q05	Variation 1Q06/1Q05	4Q05	Variation 1Q06/4Q05
Brazil	646	934	(30.8)%	603	7.1%
North America	382	410	(6.8)%	334	14.4%
South America	108	71	52.1%	99	9.1%
Europe	33	—	—	—	—
Total	1,169	1,415	(17.4)%	1,036	12.8%

•      EBITDA (gross profit minus SG&A plus depreciation and amortization) in the first quarter this year reached R$ 1.2 billion, 12.8% greater than that in the last quarter of 2005. EBITDA margin (EBITDA divided by net revenues) 20.8%, staying at levels comparable to those of the fourth quarter of last year.

EBITDA

(R$ millions)

Note: EBITDA, in reais, of companies abroad is influenced by FXX variations in the period.

EBITDA Margin

(%)

•      From January through March the financial results (financial expenses minus financial revenues) was positive R$ 374.4 million. Excluding results from foreign exchange variations due to the appreciation of the real vis-à-vis the US dollar in the period regarding indebtedness in foreign currency (R$ 242.5 million) and with monetary variations (R$ 3.2 million), net financial income totaled R$ 128.7 million in the quarter.

EBTDA (R$ millions)	1Q06	1Q05	Variation 1Q06/1Q05	4Q05	Variation 1Q06/4Q05
Gross profit	1,479	1,612	(8.3)%	1,289	14.7%
Cost of sales	(125)	(117)	6.3%	(143)	(12.6)%
General/administrative expenses	(437)	(293)	49.3%	(315)	38.8%
Depreciation & amortization	252	213	18.5%	205	23.2%
EBITDA	1,169	1,415	(17.4)%	1,036	12.8%
Net financial expenses (excluding FX and monetary variations)	129	(88)	—	(10)
FX and monetary variations	246	(35)	—	(209)
EBTDA	1,544	1,292	19.5%	817	89.0%

•      This first quarter, the Other Operating Revenues line accrued R$ 60.5 million, the result of mainly the final verdict in a legal suit based on Decree-laws 2.445/88 e 2.449/88, favorable to Gerdau, on the improper collection of PIS taxes from Gerdau Açominas S.A.

•      The appreciation of the real vis-à-vis the US dollar in the quarter had a negative impact on investments Gerdau has abroad. This resulted in a negative equity pick up of R$ 197.2 million in the quarter. This total includes fiscal incentives and goodwill amortized in the period.

•      Net profit for the first quarter of 2006 reached R$ 832.5 million, 14.0% greater than that of the fourth quarter of 2005. Net margin remained at the same 15.0% in both quarters.

Net profit (R$ millions)	1Q06	1Q05	Variation 1Q06/1Q05	4Q05	Variation 1Q06/4Q05
Brazil	557	555	0.4%	461	20.7%
North America	195	209	(6.6)%	207	(5.6)%
South America	63	46	35.7%	62	2.1%
Europe	17	—	—	—	—
Total	832	810	2.7%	730	14.0%

Investments

•      Investments in the quarter totaled US$ 223.1 million, destined mostly to the increase of installed capacity in several units in Brazil and abroad.

•      It is worthwhile mentioning that in the month of March the assets of two industrial units were acquired in the United States. The first one was Callaway Building Products, in Knoxville, Tennessee, a supplier of civil construction cut and bent reinforcing concrete bars. The second was Fargo Iron and Metal Company, located in Fargo, North Dakota, a storage and scrap processing facility and service provider to industries and civil construction companies.

•      On April 5, Gerdau signed a purchase agreement for the acquisition of Sheffield Steel Corporation, of Sand Springs, Oklahoma, in the USA.

•      Sheffield is a mini-mill producer of long common steel, namely concrete reinforcing bars and merchant bars. It has one melt shop and one rolling mill in Sand Springs, Oklahoma, one rolling mill in Joliet, Illinois, and three transformation units in Kansas City and Sand Springs.

•      The cost of the operation was estimated in US$ 104 million, plus a net debt and some long term liabilities for a total of about US$ 84 million for a total of US$ 188 million.

•      The acquisition should be finalized in the second quarter of 2006.

Investments per Region

(1º trimestre de 2006)

•      The acquisition of the 40% stake in Corporación Sidenor, the largest long specialty steel producer, forged parts and foundry in Spain and one of the major producers of forged parts by stamping in that country, was completed on January 11, 2006. The investment totaled € 185.3 million.

Indebtedness

•      Net Debt (loans and financing plus debentures minus cash and cash equivalents), on March 31st, 2006, was R$ 2.4 billion, 10.3% greater than that of December 31st, de 2005, due to the consolidation of 40% of the operations in Spain.

•      Of total debt (loans, financing and debentures, 18.3% were short term (R$ 1.4 billion) and 81.7% long term (R$ 6.5 billion).

•      On March 31st, gross debt was composed of 24.7% in local currency, 46.2% in foreign currency contracted from Brazil and 29.1% in other currencies contracted by different foreign subsidiaries.

•      The main Gerdau companies’ indebtedness indicators at the end of March were the following:

Ratios	03.31.2006	03.31.2005	12.31.2005
Net debt / Total net capitalization	17,8%	32.6%	17.7%
Gross Debt / EBITDA(1)	1.7x	1.1x	1.6x
Net Debt / EBITDA(1)	0.5x	0.7x	0.4x

(1)          1 – Last twelve months

•      On March 31st, cash and cash equivalents totaled R$ 5.5 billion, of which R$ 2.2 billion (38.9%) were indexed to foreign currencies, mainly the US dollar.

Indebtedness (R$ millions)	03.31.2006	03.31.2005	12.31.2005
Short term
Domestic Currency - Brazil	245	206	228
Foreign Currency - Brazil	400	641	350
Companies Abroad	809	765	752
Total	1,454	1,612	1,330

Long Term
Domestic Currency - Brazil	1,717	1,406	1,497
Foreign Currency - Brazil	3,276	1,679	3,245
Companies Abroad	1,504	1,701	1,579
Total	6,497	4,786	6,321

Gross Debt	7,951	6,398	7,651
Cash & Cash Equivalents	5,539	2,326	5,465
Net Debt	2,412	4,072	2,186

•      The amortization schedule for the long term debt, including debentures, on March 31st, was as follows:

Year	R$ millions
2007	1,016
2008	857
2009	571
2010	526
2011 and after	3,527
Total	6,497

Non-consolidated Data

Metalúrgica Gerdau S.A.

•      First Quarter 2006 Interest on Capital Stock

•                        Payment on May 25th, based on shareholdings on May 15th.

•                        Shareholders will be paid R$ 96.2 million (R$ 0.52 per share).

•                        Dividend Yield (dividend per share last four quarters/stock quote on April 28th) of 4.7%.

•      Stock Dividend

•                        Date of approval: March 31st, 2006.

•                        Stock dividend of 50%, as a result of the capitalization of Profit Reserves of R$ 1.2 billion.

•                        Nominal cost of new shares issued: R$ 20.01 per share.

•                        Based on shareholdings on April 12th (ex-stock dividend on April 13th).

•                        Shares outstanding increased from 124.8 million to 187.1 million.

•      Stock Liquidity

•      Trading with Metalúrgica Gerdau S.A. (GOAU) shares, at the São Paulo Stock Exchange, moved R$ 1.1 billion in the first quarter, 38.6% more than in the same period in 2005.

•      The average daily financial trading volume of preferred shares was R$ 16.2 million (R$ 11.0 million in the first quarter of 2005).

•      The number of trades increased 24,2%, reaching 32,816 compared to 26,430 in the first months of 2005.

•       The number of shares traded in the quarter reached 19.1 million in the quarter compared to 12.3 million in the same period in 2005 (+56.0%).

BOVESPA (Base 100)

•      Results

•      Metalúrgica Gerdau S.A. recorded a net profit of R$ 337.2 million in the first quarter of 2006, equivalent to R$ 2.73 per share.

•      This profit, essentially the result of equity pick up from investments in subsidiaries, was 13.2% greater than that of the last quarter of 2005.

•      On March 31st, 2006, the shareholders’ equity in the company was R$ 4.2 billion, representing a net worth of R$ 34.03 per share.

Gerdau S.A.

•      First Quarter 2006 Interest on Capital Stock

•      Payment on May 25th, based on shareholdings on May 15th.

•      Shareholders will be paid R$ 199.4 million (R$ 0.30 per share).

•      Dividend Yield (dividend per share last four quarters/stock quote on April 28th) of 3.3%.

•      Stock Dividend

•      Date of approval: March 31st, 2006.

•      Stock dividend of 50%, as a result of the capitalization of Profit Reserves of R$ 2.6 billion.

•      Nominal cost of new shares issued: R$ 11.70 per share.

• Based on shareholdings on April 12th (ex-stock dividend on April 13th).

• Shares outstanding increased from 445.1 million to 667.6 million.

•  Stock Liquidity

•  São Paulo Stock Exchange

Trading with Gerdau S.A. (GGBR) shares moved R$ 2.7 billion in the first quarter of 2006, a volume similar to that of the first quarter of 2005.  The average daily financial volume of preferred shares was R$ 39.7 million (R$ 39.6 million in the first quarter of 2005).   There were 79,032 trades, a reduction of 8.8% (86,677 in the first three months of 2005).  Number of shares traded in the quarter was 59.8 million, practically the same as in the same period in 2005.

•  New York Stock Exchange (NYSE)

Trading in Gerdau S.A. (GGB) ADRs totaled US$ 1.5 billion in the first quarter of 2006, volume 105.1% greater than that of the same period in 2005.  The average daily trading was of US$ 23.7 million compared to US$ 11.8 million.  Shares traded totaled 68.9 million (40.5 million in the same period in the previous year).

•  adrid Stock Exchange (Latibex)

Gerdau S.A. (XGGB) traded 21.6 thousand preferred shares in the first quarter of 2006, 58.8% greater than the volumes traded in 2005. These trades moved financial resources of € 384.1 thousand in the first three months of this year compared to € 182.8 thousand in the same period of the previous year.

•  From April 2005 to March 2006, the evolution of stock quotes at the São Paulo Stock Excahnge and at the New York Stock Exchange were as follows:

BOVESPA
(Base 100)

NYSE
(Base 100)

•  Results

•  Gerdau S.A. produced a net profit of R$ 680.0 million in the first quarter of 2006. This is equivalent to R$ 1.53 per share.

•  This profit results mostly from the equity pick from investments in subsidiaries and was 5.9% greater than those of the last quarter of 2005.

•  On March 31st, 2006, shareholders’ equity at the company was R$ 8.7 billion, representing a shareholders’ equity of R$ 19.70 per share.

Gerdau Ameristeel Corporation

•  As already has been happening since the first quarter of 2005, the company will pay quarterly dividends, on June 2nd, of US$ 0.02 per share to shareholdings held on May 18th.

•  Stock Liquidity:

Toronto Stock Exchange

•  Gerdau Ameristeel (GNA.TO) shares moved Cdn$ 297.5 million in the first quarter of 2006, 23.0% greater than in the same period in 2005. The average daily trading was of Cdn$ 4.6 million.  Shares traded totaled 33.3 million (30.8 million in the same period of the previous year).

•  New York Stock Exchange (NYSE)

Gerdau Ameristeel (GNA) shares moved US$ 214.1 million in the first quarter of 2006, 93.9% greater than in the same period in 2005. The average daily trading was of US$ 3.5 million. Shares traded: 26.7 million (17.2 million in the same period last year).

•  From April 2005 to March 2006, the evolution of stock quotes at the Toronto Stock Exchange and at the New York Stock Exchange was as follows:

BOLSA DE VALORES DE TORONTO
(Base 100)

NYSE
(Base 100)

•  Results

•  Net revenues adjusted to Brazilian GAAP was R$ 2.5 billion in the first quarter of 2006, 9.9% above that of the fourth quarter of 2005. Increased volumes shipped and of the average selling price in the period contributed to this growth.

•  EBITDA, also adjusted to Brazilian GAAP, reached R$ 381.9 million in the period between January and March of the ongoing year. This was 14.2% greater than in the fourth quarter of 2005. EBITDA margin went from 14.9% to 15.5%.

•  Net profit reached R$ 195.4 million in the first compared to 207.1 million in the fourth quarter of 2005.

MANAGEMENT

GERDAU S.A. - Consolidated

BALANCE SHEET

Corporate Law - R$ thousands	Mar. 2006	Dec. 2005
TOTAL ASSETS	23,067,947	21,879,186
Current assets	12,346,547	12,129,178
Cash and cash & equivalents	1,227,582	271,399
Trade accounts receivable	2,373,062	2,059,806
Taxes recoverable	277,238	199,764
Temporary cash investments	4,252,446	5,193,295
Inventories	3,777,117	4,018,629
Deferred income tax & other	439,102	386,285
Long-term receivables	1,093,263	882,798
Deferred income tax and Other	1,093,263	882,798
Permanent assets	9,628,137	8,867,210
Investments	359,252	112,668
Fixed assets	9,203,147	8,693,501
Deferred	65,738	61,041

Corporate Law - R$ thousands	Mar. 2006	Dec. 2005
TOTAL LIABILITIES	23,067,947	21,879,186
Current liabilities	4,291,674	4,189,108
Loans and Financing	1,453,053	1,327,248
Debentures	1,690	2,719
Trade accounts payable	1,673,397	1,675,464
Taxes payable	455,831	306,067
Dividends/interest on capital stock payable	—	208,774
Deferred income tax & other	707,703	668,836
Long-term liabilities	7,881,284	7,549,558
Loans and Financing	5,431,091	5,352,420
Debentures	1,065,644	969,043
Deferred income tax & other	1,384,549	1,228,095
Minority Shareholders	2,163,522	2,098,334
Shareholders’ equity	8,731,467	8,042,186
Capital stock	5,206,969	5,206,969
Capital reserves	376,794	376,684
Profit reserves	2,467,689	2,458,533
Retained earnings	680,015	—

GERDAU S .A. - Consolidated

FINANCIAL STATEMENT

Corporate Law - R$ thousands	1Q2006	4Q2005	1Q2005
GROSS SALES REVENUE	6,616,947	5,935,277	6,928,795
Deductions of gross revenue	(1,002,959)	(1,048,970)	(1,096,890)
Net sales revenue	5,613,988	4,886,307	5,831,905
Cost of sales	(4,135,314)	(3,597,056)	(4,219,840)
Gross p rofit	1,478,674	1,289,251	1,612,065
Selling expenses	(124,787)	(142,735)	(117,343)
General and administrative expenses	(436,957)	(314,717)	(292,629)
Financial income	298,808	207,775	60,879
Financial exp enses	75,600	(427,344)	(183,843)
Other operating income (expenses), net	60,546	69,607	67,580
Equity pick-up	(197,228)	195,924	22,454
O p eratin g p rofit	1,154,656	877,761	1,169,163
Non-operating income (expenses), net	11,846	(7,098)	172
Profit before taxes/ participation	1,166,502	870,663	1,169,335
Provision for income tax	(258,368)	(150,088)	(300,394)
Deferred income tax	(70,528)	18,458	(51,451)
Statutory participation	(5,150)	(8,538)	(6,993)
Net Profit for the period	832,456	730,495	810,497
Controllin g Shareholders	680,015	642,399	694,814
Minority Shareholders	152,441	88,096	115,683

GERDAU S .A. - Consolidated

CASH FLOW

Corporate Law - R$ thousands	1Q2006	4Q2005	1Q2005
NET INCOME	832,456	730,495	810,497
Equity pick up	197,228	(195,924)	(22,454)
Provision for credit risk	7,859	(6,984)	(6,608)
Gain/Loss in fixed asset disposal	(11,479)	4,674	(42)
Gain/Loss in disposal/incorporation of investment	(144)	(1)	—
Monetary and exchange rate variation (1)	(237,210)	273,661	38,225
Depreciation and amortization	252,223	204,701	212,924
Income tax	103,734	(70,900)	135,917
Interest paid	156,375	157,479	111,301
Contingencies/legal deposits	22,450	(51,248)	517
Changes in trade account receivable	(334,439)	348,402	26,622
Changes in inventories	312,266	(26,702)	(61,884)
Changes in trade accounts payable	(61,719)	101,893	(101,202)
Other accounts in operating activities	(59,715)	(20,581)	61,589
Net cash provided by operating activities	1,179,885	1,448,965	1,205,402
Fixed assets acquisitons/ disposals	(498,032)	(480,425)	(394,144)
Deferred charges	(3,343)	(5,287)	137
Investments acquisitions/ disposals	(435,966)	18,632	(269)
Cash (applied to) investing activities	(937,341)	(467,080)	(394,276)
Fixed assets suppliers	(5,616)	(1,904)	(31,136)
Debentures	(40,046)	(80,990)	13,285
Proceeds from fixed assets financing	1,081,497	165,664	287,360
Payments of fixed assets financing	(771,598)	(77,664)	(374,615)
Interest paid for financing	(130,665)	(128,626)	(107,211)
Inter companies loans	2,381	22,151	3,190
Capital increase/Treasury stock	17,489	(3,305)	2,661
Dividend/ interest & statutory particip, payment	(382,143)	(237,872)	(333,419)
Cash provided by (applied to) financing activities	(228,701)	(342,546)	(539,885)
Net change in cash	13,843	639,339	271,241
Cash balance
At the beginning of the period	5,464,694	4,691,684	2,041,968
Effect of exchange rate changes on cash	(165,592)	129,630	6,374
Opening balance of incorporated companies for the year	167,083	4,040	6,703
At the end of the period	5,480,028	5,464,693	2,326,286
Cash composition
Cash & cash equivalents	4,252,446	4,279,199	2,034,030
Cash	1,227,582	1,185,495	292,256

(1) Includes gain/loss on derivative instruments

This press release can contain statements which constitute forward-looking statements. Such forward-looking statements are  dependent on estimates, data or methods that may be incorrect or imprecise and that may be incapable of being realized. These  estimates also are subject to risk, uncertainties and suppositions and include, among other, overall economic, political and commercial  environment, in Brazil and in the markets we are present in addition to government regulations, present and future. Prospective  investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and  uncertainties. The Company does not undertake, and specifically disclaims any obligation to update any forward-looking statements,  which speak only as of the date made.